SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.            )

FMG ACQUISITION CORP.
(Name of Subject Company (Issuer))

FMG ACQUISITION CORP.
(Names of Filing Persons (Issuer))

Common Stock, par value $0.0001
(Title of Class of Securities)

34410L106
(CUSIP Number of Class of Securities)

Four Forest Park, Second Floor
Farmington, Connecticut 06032
(860) 677-2701
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.
Adam S. Mimeles, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
(212) 370-1300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not Applicable *	Not Applicable *

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this communication is made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Important Information

THIS SCHEDULE TO-C AND THE DISCLOSURE ATTACHED HERETO ARE FOR INFORMATION PURPOSES ONLY AND ARE NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF FMG ACQUISITION CORP. (“FMG”). FMG HAS NOT COMMENCED THE TENDER OFFER FOR SHARES OF ITS COMMON STOCK DESCRIBED IN THIS COMMUNICATION. THE SOLICITATION AND THE OFFER TO BUY SHARES OF FMG COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE, FORMS OF LETTERS OF TRANSMITTAL AND OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT FMG INTENDS TO FILE WITH THE SEC. ONCE FILED, FMG STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT AND THE OTHER DOCUMENTS RELATING TO THE TENDER OFFER CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, FMG STOCKHOLDERS WILL BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT AND THE OTHER DOCUMENTS RELATING TO THE TENDER OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.

Exhibit Index

Exhibit	Description

99.1	Current Report on Form 8-K filed by FMG Acquisition Corp. on August 20, 2008.